As filed with the Securities and Exchange Commission on February 17, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SCISPARC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

State of Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

Tel: (+972) (3) 717-5777

(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel: (302) 738-6680

(Name, address, and telephone number of agent for service)

Copies to:

Dr. Shachar Hadar, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100	Oded Har-Even, Esq. Howard E. Berkenblit, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2026

SCISPARC LTD.

Up to 23,037,624 Ordinary Shares

This prospectus relates to the resale, by the selling shareholders identified in the table on page 10 of this prospectus, or the Selling Shareholders, or their permitted assigns, of up to 23,037,624 ordinary shares, no par value, or the Ordinary Shares, of SciSparc Ltd., consisting of: (i) 18,368,679 Ordinary Shares issuable upon the conversion of the Initial Promissory Note (as defined below) held by the Notes Investor (as defined below), based on a conversion price of $0.123, (ii) 3,651,554 Ordinary Shares issuable upon the exercise of a warrant to purchase Ordinary Shares held by the Notes Investor issued in connection with the Initial Promissory Note, or the Warrant, and (iii) 1,017,391 Ordinary Shares issuable upon the exercise of a pre-funded warrant to purchase Ordinary Shares held by Xylo (as defined below), or the Pre-Funded Warrant. The Note Investor is the sole shareholder of Xylo. The Ordinary Shares underlying the Initial Promissory Note, the Warrant and the Pre-Funded Warrant are referred to herein as the Note Shares, the Warrant Shares and the Pre-Funded Warrant Shares, respectively, and collectively as the Registered Shares.

On February 12, 2026, we entered into a securities purchase agreement, or the SPA, with an institutional investor, or the Notes Investor, who is named as a Selling Shareholder. Pursuant to the SPA, we may issue and sell, from time to time to a Selling Shareholder, convertible promissory notes, or the Promissory Notes, in the aggregate principal amount of up to $10 million, or the Subscription Amount, for an aggregate purchase price of $9 million (90% of the Subscription Amount, assuming the full purchase of the Subscription Amount). Upon the signing of the SPA on February 12, 2026, or the Initial Closing, we issued to the Note Investor a Promissory Note in the principal amount of $2.0 million, for a purchase price of $1.8 million, or the Initial Promissory Note, which, pursuant to a side letter entered into by the Company and the Note Investor on February 12, 2026, was paid upon the filing of the Registration Statement of which this prospectus forms a part, and the accompanying Warrant.

Subject to the conditions in the SPA, beginning on April 1, 2026, we may request, at our sole discretion, that the Notes Investor purchase additional Promissory Notes, or the Additional Promissory Notes, each in the principal amount of up to $2.5 million, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period, or a Quarter. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s Ordinary Shares is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Notes Investor purchase Additional Promissory Notes, provided that the aggregate principal amount of all Promissory Notes purchased pursuant to the SPA shall not exceed the Subscription Amount. Any Ordinary Shares issued or issuable upon the conversion of any Additional Promissory Notes purchased by the Notes Investor or upon the exercise of any accompanying warrant (as described below), will be registered for resale in a separate registration statement, following the actual issuance of each such Additional Promissory Note and warrant.

On January 8, 2026, we entered into an asset purchase agreement, or the APA, pursuant to which the at the closing, on January 26, 2026 we acquired the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by XYLO Technologies Ltd. or Xylo, who is named as a Selling Shareholder. In consideration for these acquired assets, at the closing we issued to Xylo the Pre-Funded Warrant.

No Ordinary Shares are being registered hereunder for sale by us. While we will not receive any proceeds from the sale of the Note Shares, the Warrant Shares or the Pre-Funded Warrant Shares by the Selling Shareholders, we received the proceeds of the Initial Promissory Note and we may receive cash proceeds equal to the total exercise price of the Warrant and Pre-Funded Warrant to the extent that the Warrant and/or the Pre-Funded Warrant is exercised using cash. Pursuant to the terms of the Initial Promissory Note, the conversion rate of each Note Share is the lower of (i) $0.613, or the Fixed Price, which was the closing price of our Ordinary Shares on the Nasdaq Capital Market on February 11, 2026, the last trading day immediately prior to the Initial Closing, or (ii) 88% of the lowest daily volume weighted average price, or VWAP, during the 20 consecutive trading days immediately preceding the applicable date of conversion or other date of determination, or the Variable Price, provided that the Variable Price may not be lower than the floor price of $0.123, or the Floor Price, which is equal to 20% of the Fixed Price, subject to certain adjustments as provided in the Initial Promissory Note. The current exercise price of the Warrant and Pre-Funded Warrant is $0.548 per Warrant Share and $0.001 per Pre-Funded Warrant Share. See “Use of Proceeds” on page 10 of this prospectus. The Selling Shareholders may sell all or a portion of their Registered Shares from time to time in market transactions through any market on which our Ordinary Shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution” on page 15 of this prospectus.

Our Ordinary Shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SPRC”. On February 13, 2026, the last reported sale price of the Ordinary Shares was $0.5960 There is no established market for the Initial Promissory Note, the Warrant or the Pre-Funded Warrant and we do not intend to apply to list the Initial Promissory Note, the Warrant or the Pre-Funded Warrant on any securities exchange or other nationally recognized trading system.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS AND IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2026

i

You should rely only on the information contained in this prospectus, including information incorporated by reference herein, and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

We are incorporated under the laws of the State of Israel and our registered office and domicile is located in Tel Aviv, Israel. Moreover, none of our directors or senior management are residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. See “Enforceability of Civil Liabilities” for additional information.

For investors outside of the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “SciSparc” refer to SciSparc Ltd.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars.

All historical quantities of Ordinary Shares and per share data presented herein give retroactive effect to our 1-for-21 reverse share split of our issued and outstanding Ordinary Shares effected prior to the start of trading on Nasdaq on July 3, 2025.

This prospectus incorporates by reference statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report under International Financial Reporting Standards as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

OUR COMPANY

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, through our majority owned subsidiary NeuroThera Labs Inc., or NeuroThera, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary, held by NeuroThera, whose business focuses on the sale of hemp seed oil-based products and others on the Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary Palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

Our Ordinary Shares are listed on the Nasdaq under the symbol “SPRC”. Our principal executive offices are located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916 Israel. Our telephone number in Israel is: (+972) (3) 717 5777. Our website address is http://www.scisparc.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this prospectus.

Recent Developments

Xylo Acquisition of Intellectual Property Assets

On January 8, 2026, we entered into the APA with Xylo, pursuant to which on January 26, 2026, we acquired a portfolio of patents, trademarks, know-how, and related intellectual property rights primarily associated with the MUSE™ system for innovative endoscopic systems and medical cameras. In consideration for these acquired assets, we issued to Xylo the Pre-Funded Warrant. Xylo may not exercise any portion of the Pre-Funded Warrant, if such exercise would result in its beneficial ownership to exceed 9.99% of our outstanding Ordinary Shares. The Note Investor is the sole shareholder of Xylo.

Convertible Notes Securities Purchase Agreement

On February 12, 2026, we entered into the SPA with the Notes Investor. The SPA provides that, upon the terms and subject to the conditions set forth therein, we may issue and sell to the Notes Investor, from time to time as provided therein, Promissory Notes for the Subscription Amount, which may be convertible into Ordinary Shares, for an aggregate purchase price of $9 million (90% of the Subscription Amount). On the Initial Closing, the Notes Investor purchased from us the Initial Promissory Note. Pursuant to a side letter entered into by the Company and the Holder on February 12, 2026, the Company agreed that the Holder deliver the purchase price for the Initial Note upon the filing of the Registration Statement of which this prospectus forms a part.

Subject to the conditions in the SPA, beginning on April 1, 2026, we may request that the Notes Investor purchase Additional Promissory Notes, each in the principal amount of up to $2.5 million, during each Quarter. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s Ordinary Shares is at least 150% of the amount of Ordinary Shares then outstanding, then the Company may request, at its sole discretion, that the Notes Investor purchase Additional Promissory Notes, provided that the aggregate principal amount of all Promissory Notes purchased pursuant to the SPA shall not exceed the Subscription Amount. Any Additional Promissory Notes will be issued on the same terms.

In addition, under the terms and conditions of the SPA, concurrently with the issuance of each Promissory Note, the Company shall issue to the Notes Investor, for no additional consideration, an accompanying warrant, to purchase the Ordinary Shares, representing a warrant coverage of 100% of the maximum number of Ordinary Shares issuable upon conversion of each such Promissory Note (calculated based on the then applicable Variable Price) at an exercise price equal to the Variable Price of the accompanying Promissory Note. Thus, at the Initial Closing, the Company issued to the Notes Investor, the Warrant to purchase up to 3,651,554 Ordinary Shares. The Warrant is exercisable upon issuance at an exercise price of $0.5477 and has a term of 3 years from the issuance date, or February 12, 2029.

The exercise of the Warrant is the Notes Investor’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (each as defined in the Promissory Note), if applicable, regardless of whether the value realized from the Warrant and/or the Ordinary Shares issued upon conversion of the Note is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

The outstanding principal amount and accrued interest under the Promissory Notes are to be repaid in ten equal monthly installments beginning on the eighteenth month anniversary of the issuance date thereof, unless repaid earlier (partially or in full) at our option or if extended at the option of the Notes Investor. Thus, the Initial Promissory Note is to be repaid in ten equal monthly installments, commencing on August 12, 2027. The principal amount under the Promissory Notes bears an annual interest rate of 4% (which will increase to 14% upon an event of default, as defined in the Promissory Note).

The outstanding amount of the principal and any accrued interest due under the Promissory Notes is convertible (partially or in full) into Ordinary Shares, at the option of the Notes Investor at any time after the Issuance Date, at a conversion price equal to the lower of (i) the Fixed Price or (ii) the Variable Price, provided that the Variable Price may not be lower than the Floor Price. The Notes Investor’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Note Investor’s beneficial ownership exceeding 4.99% of the Company’s outstanding Ordinary Shares.

ABOUT THIS OFFERING

Ordinary Shares currently outstanding:	5,089,501 Ordinary Shares.

Ordinary Shares offered by the Selling Shareholders Hereby:	Up to 23,037,624 Ordinary Shares consisting of the Note Shares, the Warrant Shares and the Pre-Funded Warrant Shares.

Ordinary Shares to be outstanding assuming the full conversion of the Initial Promissory Note and full exercise of the Warrant and Pre-Funded Warrant:	28,127,125 Ordinary Shares.

Use of proceeds:

We will not receive any proceeds from the sale of the Registered Shares by the Selling Shareholders. The Selling Shareholders will receive all of the proceeds from the sale of any Registered Shares sold by them pursuant to this prospectus. However, we received the proceeds of the Initial Promissory Note and we may receive cash proceeds equal to the total exercise price of the Warrant and/or Pre-Funded Warrant to the extent that the Warrant and/or Pre-Funded Warrant are exercised using cash.

We intend to use the proceeds from any cash exercise of the Warrant and/or Pre-Funded Warrant for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors:	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 5 of this prospectus, and “Item 3. - Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, or the 2024 Annual Report, incorporated by reference herein, and other information included in or incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Nasdaq symbol:	Our Ordinary Shares are listed on the Nasdaq under the symbol “SPRC”. We do not intend to apply to list the Note, the Warrant or the Pre-Funded Warrant on any securities exchange or other nationally recognized trading system.

The number of Ordinary Shares to be outstanding prior to and immediately after this offering as shown above is based on 5,089,501 Ordinary Shares outstanding as of February 13, 2026. This number excludes:

●	324 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $3,491.88 per share;

●	97,619 Ordinary Shares issuable upon the vesting of restricted share units outstanding under our 2023 Share Option Plan;

●	945,228 Ordinary Shares reserved for issuance and available for future grant under our 2023 Share Option Plan;

●	981,181 Ordinary Shares reserved for issuance under the standby equity purchase agreement, or the SEPA;

●	16,138 Ordinary Shares issuable upon the exercise of certain other outstanding warrants, with exercise prices ranging from $1,435.98 to $5,787.60 per Ordinary Share; and

●	628 Ordinary Shares issuable upon the exercise of certain other outstanding pre-funded warrants, with an exercise price of $0.546 per Ordinary Share.

RISK FACTORS

Investing in our securities involves risks. Please carefully consider the risk factors described below and those contained in our periodic reports filed with the Securities and Exchange Commission, or the SEC, including those set forth under the caption “Item 3. Key Information - D. Risk Factors” in our 2024 Annual Report, which is incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.

Risks Related to an Investment in our Securities and this Offering

Sales of a substantial number of our Ordinary Shares in the public market, including the resale of the Registered Shares issuable to the Selling Shareholders, or by our existing shareholders, could cause our share price to fall.

We are registering for resale up to 23,037,624 Ordinary Shares issuable to the Selling Shareholders upon conversion of the Initial Promissory Note or upon exercise of the Warrant and/or Pre-Funded Warrant, as applicable. Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares.

Our management will have immediate and broad discretion as to the use of the net proceeds from the exercise of the Warrant and/or Pre-Funded Warrant, if any, and may not use them effectively.

We currently intend to use the net proceeds, if any, from the cash exercise of the Warrant and/or Pre-Funded Warrant for working capital and general corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of any such net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the exercise of the Warrant and Pre-Funded Warrant. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from the exercise of the Warrant and Pre-Funded Warrant in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

The exercise of outstanding warrants or conversion of outstanding convertible securities will cause significant dilution to holders of our equity securities and could adversely affect the price of our Ordinary Shares.

As of February 13, 2026, holders of warrants (including pre-funded warrants) may exercise their warrants into up to 16,766 Ordinary Shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares.

An active trading market for our Ordinary Shares may not be sustained.

Although our Ordinary Shares are listed on Nasdaq, the market for our Ordinary Shares has demonstrated varying levels of trading activity. Furthermore, the current level of trading may not be sustained in the future. The lack of an active market for our Ordinary Shares may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to utilize our shares as consideration in any licensing or other collaboration transactions with third parties.

Our share price may be subject to substantial volatility, and shareholders may lose all or a substantial part of their investment.

Our Ordinary Shares currently trade on Nasdaq. There is limited public float, and trading volume historically has been low and sporadic. As a result, the market price for our Ordinary Shares may not necessarily be a reliable indicator of our fair market value. The price at which our Ordinary Shares trades may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of press releases by us or competitors, the gain or loss of sources of revenues, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

Because we do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never paid or declared any cash dividends on our Ordinary Shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. As a result, only appreciation of the price of our Ordinary Shares will provide a return to our shareholders.

If we fail to meet all applicable Nasdaq Capital Market requirements, Nasdaq could delist our Ordinary Shares, which could adversely affect the market liquidity of our Ordinary Shares and the market price of our Ordinary Shares could decrease.

Nasdaq monitors our ongoing compliance with its minimum listing requirements and if we fail to meet those requirements and cannot cure such failure in the prescribed period of time, our Ordinary Shares could be subject to delisting from the Nasdaq market. In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market such as the OTC Pink or the OTCQB. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

On July 16, 2024, we received a written notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were initially granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until January 12, 2025. On January 14, 2025, we received an additional written notice from Nasdaq indicating that we had been granted, per our request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement.

Effective as of market open on July 3, 2025, we effected a one-for-twenty-one (1-for-21) Reverse Split of our issued and outstanding Ordinary Shares. In addition, on June 26, 2025, our shareholders approved a framework for a reverse split of the issued and outstanding Ordinary Shares in the range of a ratio of between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the approved range and by such number of increments, and on such dates, as may be determined by our board of directors within 18 months following the date of approval.

On July 18, 2025, we received a written notice from Nasdaq indicating that Nasdaq has determined that for 10 consecutive business days, from July 3 through July 17, 2025, the closing bid price of our Ordinary Shares has been at least $1.00 per share or greater, and accordingly, we have regained compliance with Listing Rule 5550(a)(2). Although we have since cured this deficiency and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, if a company fails to meet the minimum bid price requirement and the company has effected a reverse share split over the prior one-year period, the company would not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Nasdaq Listing Rule 5810 with respect to that company’s securities. This change will apply to a company even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance periods and Nasdaq must issue a Delisting Determination with respect to that security.

On January 12, 2026, we received a written notification from Nasdaq, which stated that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on Nasdaq, listing Nasdaq Rule 5550(b)(1), due to our failure to maintain a minimum of $2,500,000 in stockholders’ equity as of June 30, 2025. In our Report of Foreign Private Issuer on Form 6-K, dated November 18, 2025, we reported stockholders’ deficit of approximately $81,000 as of June 30, 2025. The notification letter has no immediate effect on our listing on Nasdaq, and during the grace period, as may be extended, our ordinary shares will continue to trade on Nasdaq under the symbol “SPRC”.

While we have provided Nasdaq with a plan to achieve and sustain compliance with the stockholders’ equity requirement under Listing Rule 5550(b)(1), there can be no assurance that Nasdaq will accept our plan, that we will be able to regain compliance with Listing Rule 5550(b)(1) or that we will be able meet the continued listing requirements during any compliance period that may be granted by Nasdaq. If Nasdaq accepts our plan to regain compliance, Nasdaq may grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance. If Nasdaq does not accept our plan, we may request a hearing to present our plan to a Nasdaq Hearing Panels.

Should we fail to regain compliance with Listing Rule 5500(b)(1), or satisfy other continued listing requirements of Nasdaq, Nasdaq may take steps to delist our Ordinary Shares. Such a delisting would likely have a negative effect on the price of the Ordinary Shares and would impair your ability to sell or purchase the Ordinary Shares when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not allow our Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Ordinary Shares from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus, including in our 2024 Annual Report incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated herein by reference. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully our e-Commerce business of the WellutionTM brand, which focuses on the sale of hemp-based products on Amazon Marketplace through our subsidiary, NeuroThera, in which we hold a controlling interest, and which holds our controlling interest in SciSparc Nutraceuticals;

●	our ability to list NeuroThera on a national U.S. stock exchange and realize the anticipated benefits of the acquisition;

●	NeuroThera’s ability to comply with its disclosure obligations and TSX Venture Exchange, or TSXV, annual and interim filing deadlines;

●	our rights as a shareholder of NeuroThera are governed by Canadian law (including applicable provincial corporate and securities laws) and TSXV policies, which may differ in material respects from the rights and responsibilities of shareholders of U.S. or Israeli companies;

●	our ability to regain compliance with the continued listing requirements and standards of Nasdaq;

●	the overall global economic environment;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2024 Annual Report.

USE OF PROCEEDS

As of the date of this prospectus, we have received $1.8 million in gross proceeds from the issuance of the Initial Promissory Note. We may receive up to an additional $7.2 million aggregate gross proceeds under the SPA from sales of Additional Promissory Notes that we elect to make to the Notes Investor pursuant to the SPA, from time to time in our sole discretion.

We will not receive any proceeds from the sale of the Registered Shares by the Selling Shareholders. All net proceeds from the sale of the Registered Shares covered by this prospectus will go to the Selling Shareholders. However, we may receive cash proceeds equal to the total exercise price of the Warrant and/or Pre-Funded Warrant to the extent that they are exercised using cash. We intend to use any proceeds received from the exercise of the Warrant and/or Pre-Funded Warrant for working capital and general corporate purposes. We may receive up to approximately $2.0 million in aggregate gross proceeds if the Warrant and Pre-Funded Warrant are exercised in full for cash.

Pending our use of the net proceeds from the cash exercise of the Warrant and the Pre-Funded Warrant, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities, as decided by our board of directors from time to time.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to (i) the exercise of certain of the Company’s existing warrants to purchase in the aggregate of 361,548 Ordinary Shares, issued on February 25, 2025, at an exercise price of $3.10 per Ordinary Share; (ii) the conversion in August 2025 of the principal amount of $4.2 million and accrued interest of debentures dated February 25, 2025 into an aggregate of 1,071,843 Ordinary Shares (iii) the sale of shares in MitoCareX Bio Ltd. for a total consideration of $700,000 in cash and $2,027,000 in shares of common stock of N2OFF, Inc.; (iv) the transfer of the Company’s pharmaceutical portfolio and equity stake in SciSparc Nutraceuticals Inc. in exchange for a controlling interest in NeuroThera; (v) the issuance of 1,292,557 Ordinary Shares sold by us for $1.75 per share in a registered direct offering in November 2025; (vi) the issuance of 766,170 Ordinary Shares sold by us for $1.00 per share in a registered direct offering in January 2026; (vii) the sale of 739,000 Ordinary Shares under the SEPA for gross proceeds of $832,020; and (viii) the issuance of the Initial Promissory Note for total gross proceeds of $1,800,000; and

●	on a pro forma as adjusted basis to give effect to the issuance of: (i) 18,368,679 Ordinary Shares upon the full conversion of the Initial Promissory Note in the principal amount of $2 million including the accruing interest thereon, issued under the SPA, assuming a conversion price of $0.123 (the Floor Price); (ii) 3,651,554 Ordinary Shares upon the full exercise of the Warrant and (iii) 1,017,391 Ordinary Shares upon the full exercise of the Pre-Funded Warrant as if such issuances had occurred as of June 30, 2025.

You should read this table in conjunction with our Unaudited Interim Consolidated Financial Statements as of June 30, 2025 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025” attached as Exhibits 99.1 and 99.2, respectively, to our Report of Foreign Private Issuer on Form 6-K, or a Form 6-K, filed on November 18, 2025 and incorporated by reference herein.

	As of June 30, 2025 (U.S. dollars in thousands)
	Actual*	Pro Forma*	Pro Forma As Adjusted*
Cash and cash equivalents	$1,545	$8,451	10,451
Total assets	$5,139	$13,432	15,432
Total liabilities	$5,220	$3,566	1,566
Shareholders’ equity:
Share capital and premium	$71,012	$77,204	81,456
Ordinary Shares, no par value: 534,605 Ordinary Shares issued and outstanding (actual); 4,765,723 Ordinary Shares issued and outstanding (pro forma); and 27,803,347 Ordinary Shares issued and outstanding (pro forma as adjusted)	-	-	-
Reserve for share-based payment transactions	$6,012	$6,012	6,012
Warrants	$5,190	$5,190	5,190
Foreign currency translation reserve	$497	$497	497
Transactions with non-controlling interests	$810	$810	810
Accumulated deficit	$(84,303)	$(83,940)	(84,192)
Non-controlling interests	$701	$4,093	4,093
Total equity	$(81)	$9,866	13,866

*	Unaudited

The number of Ordinary Shares to be outstanding immediately after this offering is based on 534,605 Ordinary Shares outstanding as of June 30, 2025 and excludes:

●	324 Ordinary Shares issuable upon the exercise of options outstanding under our 2015 Share Option Plan, at a weighted average exercise price of $3,491.88 per share;

●	31,548 Ordinary Shares issuable upon the vesting of restricted share units outstanding under our 2023 Share Option Plan;

●	45,418 Ordinary Shares reserved for issuance and available for future grant under our 2023 Share Option Plan;

●	17,359 Ordinary Shares issuable upon the exercise of outstanding warrants, with exercise prices ranging from $1,435.98 to $5,787.60 per Ordinary Share;

●	981,181 Ordinary Shares reserved for issuance under the SEPA;

●	628 Ordinary Shares issuable upon the exercise of outstanding pre-funded warrants, with an exercise price of $0.546 per Ordinary Share; and

●	2,553,191 Ordinary Shares issuable upon conversion of outstanding debentures and related warrants dated February 25, 2025.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.387= U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 9 persons for the year ended December 31, 2025.	$1,020	$122	$302

SELLING SHAREHOLDERS

On February 12, 2026, we entered into the SPA with the Notes Investor, who is named as a Selling Shareholder. Pursuant to the SPA, we may issue and sell, from time to time, Promissory Notes, in the aggregate principal amount of up to $10 million, for an aggregate purchase price of $9 million (90% of the Subscription Amount). On the Initial Closing, we issued the Initial Promissory Note and the accompanying Warrant to the Notes Investor. The Promissory Notes are to be repaid in ten equal monthly payments, commencing on the eighteenth month anniversary after each of the Promissory Notes’ issuance date, unless repaid earlier (partially or in full) at our option or if extended at the option of the Notes Investor. The principal amount under the Promissory Notes bears an annual interest rate of 8% (which will increase to 14% upon an event of default, as defined in the Promissory Note). The outstanding amount due under the Promissory Note is convertible (partially or in full) into Ordinary Shares, at the option of the Notes Investor at any time after the Issuance Date, at a conversion price equal to the lower of (i) the Fixed Price or (ii) the Variable Price, provided that the Variable Price may not be lower than the Floor Price. Any Additional Promissory Notes will be issued on the same terms.

In connection with the Initial Promissory Note, we issued to the Notes Investor a Warrant to purchase up to 3,651,554 Ordinary Shares, representing a warrant coverage of 100% of the initial maximum number of Ordinary Shares issuable upon conversion of the Promissory Note, calculated using the Variable Price. The Warrant was immediately exercisable upon its issuance at an exercise price of $0.548 per Ordinary Share and has a term of three years from the Issuance Date or February 12, 2029. The number of the Note Shares is subject to certain adjustments, as described in the terms of the Promissory Note.

The exercise of the Warrant is the Note Investor’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (each as defined in the Promissory Note), if applicable, regardless of whether the value realized from the Warrant and/or the Note Shares is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

On January 8, 2026, we entered into the APA with Xylo, who is named as a Selling Shareholder, pursuant to which the at the closing, on January 26, 2026, we acquired the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by Xylo. In consideration for these acquired assets, we agreed to issue to Xylo, Ordinary Shares representing 19.99% of our issued and outstanding share capital as of the closing date, or, at our election, to issue pre-funded warrants in lieu of some or all of such shares. On January 26, 2026, we issued to Xylo the Pre-Funded Warrant to purchase up to 1,017,391 Ordinary Shares in lieu of all of such shares. The Pre-Funded Warrant was immediately exercisable upon its issuance at an exercise price of $0.001 per Ordinary Share, and expires when exercised in full.

The 23,037,624 Ordinary Shares being offered by the Selling Shareholders pursuant to this prospectus consist of: 18,368,679 Note Shares, 3,651,554 Warrant Shares and 1,017,391 Pre-Funded Warrant Shares, such number determined as if the maximum number of Note Shares, Warrant Shares and Pre-Funded Warrant Shares were converted or exercised, as applicable, following their issuance, without regard to any limitations on the conversion of the Initial Promissory Note and the exercise of the Warrant and Pre-Funded Warrant.

We are registering the Registered Shares in order to allow the Selling Shareholders to offer the maximum number of Ordinary Shares issuable pursuant to the Initial Promissory Note, the Warrant and the Pre-Funded Warrant, as applicable for resale from time to time. The Selling Shareholders have not had any other material relationship with us within the past three years, except that we and the Notes Investor are parties to a consulting agreement entered into on December 1, 2020, as amended, pursuant to which the Notes Investor provides consulting services in the fields of M&A and investment activities, in addition to the Note Investor’s previous investment in us, in the amount of approximately $2.38 in private placement transactions and offerings we conducted in the past three years.

A selling shareholder who is an affiliate of a broker-dealer and any participating broker-dealer is deemed to be an “underwriter” within the meaning of the Securities Act, and any commissions or discounts given to any such selling shareholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. To our knowledge, none of the selling shareholders is an affiliate of a broker-dealer and there are no participating broker-dealers.

The table below presents information regarding the Selling Shareholders and the Registered Shares that may be resold by the Selling Shareholders from time to time under this prospectus, and other information regarding the beneficial ownership of the Ordinary Shares of the Selling Shareholders.

The second column lists the number of Ordinary Shares beneficially owned by the Selling Shareholder, as of February 13, 2026, assuming the conversion or exercise of instruments convertible or exercisable into Ordinary Shares held by the Selling Shareholders on that date, taking into account any limitations on exercises.

The third column lists the Registered Shares being offered by this prospectus by the Selling Shareholders.

The fourth column assumes the sale of all of the Registered Shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the Initial Promissory Note and the Warrant, the Notes Investor may not convert the Promissory Note into Ordinary Shares or exercise the Warrant, to the extent such conversion or exercise, as applicable, would cause the Selling Shareholder, together with its affiliates, to beneficially own a number of Ordinary Shares which would exceed 4.99% of our then outstanding Ordinary Shares following such conversion or exercise, as applicable, excluding for purposes of such determination, Ordinary Shares issuable upon conversion of the Promissory Note and exercise of the Warrant which have not been exercised.

Under the terms of the Pre-Funded Warrant, Xylo may not exercise the Pre-Funded Warrant, to the extent such conversion or exercise, as applicable, would cause the Selling Shareholder, together with its affiliates, to beneficially own a number of Ordinary Shares which would exceed 9.99% of our then outstanding Ordinary Shares following such exercise, excluding for purposes of such determination, Ordinary Shares issuable upon exercise of the Pre-Funded Warrant which have not been exercised.

The number of Ordinary Shares in the second column and third column does not reflect these limitations. The Selling Shareholders may sell or has sold, all, some or none of the Registered Shares. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering		Maximum Number of Registered Shares to be Sold Pursuant to this Prospectus		Ordinary Shares Owned Immediately After Sale of Maximum Number of Registered Shares in this Offering	Percentage of Ordinary Shares Owned After the Offering
L.I.A. Pure Capital Ltd.(2)	22,115,162	(3)	22,020,233	(4)	94,929	1.87%
XYLO Technologies Ltd. (5)	1,017,545	(6)	1,017,391	(7)	154	*

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary Shares subject to warrants currently exercisable, or exercisable within 60 days of February 13, 2026, are counted as outstanding for computing the percentage of the Selling Shareholder’s holding such options or warrants but are not counted as outstanding for other purposes. Percentage of shares beneficially owned is based on 5,089,501 Ordinary Shares outstanding on February 13, 2026.
(2)	Kfir Silberman is the control person for L.I.A. Pure Capital Ltd., or Pure Capital, with voting and dispositive power over the Ordinary Shares held by Pure Capital. The address for Pure Capital is 20 Raoul Wallenberg Tel Aviv 6971917 Israel.
(3)	Consists of the Registered Shares and 94,775 Ordinary Shares held by Pure Capital and 154 Ordinary Shares held by Xylo. Pure Capital is the sole shareholder of Xylo, with voting and dispositive power over the Ordinary Shares held by Xylo.
(4)	Consists of 18,368,679 Note Shares and 3,651,554 Warrant Shares.
(5)	Pure Capital is the sole shareholder of Xylo and Kfir Silberman is the control person for Pure Capital. with voting and dispositive power over the Ordinary Shares held by. Pure Capital and Xylo. The address for Xylo. is 20 Raoul Wallenberg Tel Aviv 6971917 Israel.
(6)	Consists of the Registered Shares and 154 Ordinary Shares held by Xylo.
(7)	Consists of 1,017,391 Pre-Funded Warrant Shares.

PLAN OF DISTRIBUTION

We are registering up to 23,037,624 Ordinary Shares, consisting of 18,368,679 Note Shares, 3,651,554 Warrant Shares and 1,017,391 Pre-Funded Warrant Shares issuable upon conversion of the Promissory Note and exercise of the Warrant and Pre-Funded Warrant, as applicable, to permit the resale of the Registered Shares by the Selling Shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Registered Shares. The Selling Shareholders will receive all of the proceeds from the sale of any Registered Shares sold by it pursuant to this prospectus. However, we will receive cash proceeds equal to the total exercise price of the Warrant and Pre-Funded Warrant to the extent that the Warrant and/or Pre-Funded Warrant is exercised using cash. We will bear all fees and expenses incident to our obligation to register the Registered Shares.

The Selling Shareholders may sell all or a portion of the Registered Shares beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Registered Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Registered Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the Selling Shareholders effects such transactions by selling the Registered Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Registered Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Ordinary Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Registered Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Ordinary Shares short and the Registered Shares covered by this prospectus to close out short positions and to return borrowed Ordinary Shares in connection with such short sales. The Selling Shareholders may also loan or pledge Registered Shares to broker-dealers that in turn may sell such Registered Shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the Registered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as a selling shareholder under this prospectus. The Selling Shareholders also may transfer and donate the Registered Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any underwriters, broker-dealers, or agents participating in the distribution of the Registered Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Registered Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Registered Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Registered Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Registered Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Shareholders will sell any or all of the Registered Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Registered Shares by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Registered Shares to engage in market-making activities with respect to the Registered Shares. All of the foregoing may affect the marketability of the Registered Shares and the ability of any person or entity to engage in market-making activities with respect to the Registered Shares.

We will pay all expenses of the registration of the Registered Shares, estimated to be approximately $1,076.50 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

Once sold under the registration statement, of which this prospectus forms a part, the Registered Shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters concerning this offering may be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the Ordinary Shares offered by this prospectus were passed upon for us by Meitar | Law Offices, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of SciSparc Ltd. appearing in our 2024 Annual Report for the year ended December 31, 2024 have been audited by Kost Forer Gabbay & Kasierer, a member firm of EY Global, an independent registered public accounting firm, as set forth in their report thereon, included therein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the Additional Warrant Shares. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$1,076.50
Legal fees and expenses	$12,500
Accounting fees and expenses	$12,500
Miscellaneous	$4,000
Total	$30,076.50

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process and certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC relating to the securities offered by this prospectus, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and until March 18, 2026, our officers and directors, are exempt, and our principal shareholders will continue to be exempt, from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may furnish to the SEC, on Report of Foreign Private Issuer on Form 6-K, unaudited interim financial information.

You can review our SEC filings and the registration statements by accessing the SEC’s internet site at http://www.sec.gov. We maintain a corporate website at https://www.jeffsbrands.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:

●	our Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 24, 2025;

●	our Reports of Foreign Private Issuer on Form 6-K filed on: April 25, 2025, May 13, 2025, May 21, 2025, May 27, 2025 (with respect to the first two paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1), June 9, 2025, June 24, 2025, June 25, 2025, June 26, 2025, July 22, 2025, July 22, 2025, July 31, 2025, August 8, 2025, August 25, 2025; August 26, 2025; August 28, 2025; August 29, 2025; September 8, 2025; September 16, 2025; September 25, 2025; September 26, 2025; September 30, 2025; October 6, 2025; October 15, 2025; October 20, 2025; October 24, 2025; October 27, 2025; November 18, 2025; November 20, 2025; November 26, 2025; November 28, 2025; December 2, 2025; December 31, 2025; January 12, 2026; January 13, 2026; January 13, 2026; January 26, 2026; February 2, 2026; February 4, 2026, February 12, 2026 and February 17, 2026; and

●	the description of our securities contained in our Form 8-A filed on December 20, 2021 (File No. 001-38041), including as amended by Exhibit 2.1 to our Annual Report on Form 20-F filed on April 24, 2025 and any further amendment or report filed for the purpose of updating such description.

All subsequent annual reports filed by us pursuant to the Exchange Act on Form 20-F (1) after the date of the filing of the registration statement of which this prospectus forms a part and prior to its effectiveness and (2) prior to the termination of the offering shall be deemed to be incorporated by reference to this prospectus and to be a part hereof from the date of filing of such documents. We may also incorporate part or all of any Form 6-K subsequently submitted by us to the SEC prior to the termination of the offering by identifying in such Forms 6-K that they, or certain parts of their contents, are being incorporated by reference herein, and any Forms 6-K so identified shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of submission of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: SciSparc Ltd., 20 Raul Wallenberg Street, Tower A, Tel Aviv, 6971916 Israel. Attention: Oz Adler, Chief Executive Officer and Chief Financial Officer, telephone number: (+972) (3) 717-5777.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association contain such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the company, on its behalf or by a third party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;

●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee, the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our articles of association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them. This exculpation and indemnification is limited both in terms of amount and coverage and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our articles of association.

In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 9. Exhibits

Exhibit Number	Description of Document

3.1	Amended and Restated Articles of Association of SciSparc Ltd., filed as Exhibit 99.1 to Form 6-K (File No. 001-38041), furnished on June 26, 2025.

4.1	Convertible Promissory Note (filed as Exhibit 4.1 to Form 6-K (File No. 001-38041) furnished on February 12, 2026, and incorporated herein by reference).

4.2	Warrant to Purchase Ordinary Shares of SciSparc Ltd. (filed as Exhibit 4.2 to Form 6-K (File No. 001-38041) furnished on February 12, 2026, and incorporated herein by reference).

4.3	Pre-Funded Warrant to Purchase Ordinary Shares of SciSparc Ltd. (filed as Exhibit 4.1 to Form 6-K (File No. 001-38041) furnished on January 26, 2026 and incorporated herein by reference).

5.1*	Opinion of Meitar | Law Offices, Israeli counsel to the Registrant.

10.1	Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-38041) furnished on February 12, 2026, and incorporated herein by reference).

10.2	Side Letter to Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.(filed as Exhibit 10.1 to Form 6-K (File No. 001-38041) furnished on February 17, 2026, and incorporated herein by reference).

10.3	Asset Purchase Agreement, dated January 8, 2026, by and between Xylo Technologies Ltd. and SciSparc Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-38041) furnished on January 13, 2026, and incorporated herein by reference).

23.1*	Consent of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of EY Global.

23.2*	Consent of Meitar | Law Offices (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page of this registration statement).

107*	Filing Fee Table.

*	Filed herewith

Item 10. Undertakings

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

A.	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunder duly authorized, in the city of Tel Aviv, State of Israel, on February 17, 2026.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and/or officers of SciSparc Ltd. hereby constitute and appoint Oz Adler with full power of substitution to sign for us and in our names in the capacities indicated below the registration statement on Form F-3 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, as amended, in connection with the said registration under the Securities Act, as amended, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorney shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Oz Adler	Chief Executive Officer and Chief Financial Officer	February 17, 2026
Oz Adler	(Principal Executive Officer and Principal Accounting Officer)

/s/ Itschak Shrem	Chairman of the Board of Directors	February 17, 2026
Itschak Shrem

/s/ Amnon Ben Shay	Director	February 17, 2026
Amnon Ben Shay

/s/ Alon Dayan	Director	February 17, 2026
Alon Dayan

/s/ Moshe Revach	Director	February 17, 2026
Moshe Revach

/s/ Liat Sidi	Director	February 17, 2026
Liat Sidi

/s/ Lior Vider	Director	February 17, 2026
Lior Vider

/s/ Amitay Weiss	Director	February 17, 2026
Amitay Weiss

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates duly authorized representative in the United States of SciSparc Ltd., has signed this registration statement on February 17, 2026.

Puglisi & Associates

/s/ Donald J. Puglisi
Donald J. Puglisi Managing Director